SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from             to
Commission file number 1-1550

Full title of the plan and the address of the plan if different from that of the issuer named below:
CHIQUITA SAVINGS AND INVESTMENT PLAN
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202

*
Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Chiquita Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Chiquita Savings and Investment Plan (the “Plan”) at December 31, 2013 and 2012 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Charlotte, NC
June 27, 2014

Chiquita Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Investments, at fair value	$157,550,856	$142,718,354
Contributions receivable:
Due from participants	44,093	45,961
Due from Company	35,449	58,849
Notes receivable from participants	4,946,262	5,003,751
Net assets available for benefits	$162,576,660	$147,826,915

See accompanying notes to financial statements.

Chiquita Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2013	2012
Additions:
Investment income:
Dividends	$1,471,045	$1,671,422
Net appreciation in fair value of investments	23,592,582	13,022,428
	25,063,627	14,693,850

Interest income on notes receivable from participants	199,484	212,202
Contributions:
Participant	6,922,448	7,499,470
Company	5,099,510	8,130,270
Rollover	405,877	682,246
	12,427,835	16,311,986
Deductions:
Distributions to participants	(22,941,201)	(26,302,747)

Increase in net assets available for benefits	14,749,745	4,915,291

Net assets available for benefits:
Beginning of the year	147,826,915	142,911,624
End of the year	$162,576,660	$147,826,915

See accompanying notes to financial statements.

Chiquita Savings and Investment Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 1 – Plan Description
The following description of the Chiquita Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan available for participation by substantially all full-time and part-time domestic nonunion employees of Chiquita Brands International, Inc. (the "Company" or the "Plan Sponsor") and its participating subsidiaries who have completed 60 days of service and have attained the age of 21. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan at any time, subject to the provisions of the Plan, the Internal Revenue Code of 1986 (the "IRC") and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In the event of Plan termination, active participants become 100% vested in their accounts.
The Plan Document was amended and restated effective January 1, 2011 to incorporate all plan amendments since the last restatement. Since then, one amendment was made to the Plan effective January 1, 2013 (the "Amendment"), which eliminated the 2% automatic enrollment contribution for newly eligible employees. See further discussion of this provision below.
Participant Accounts
Participants may have up to six accounts under the Plan:

Account	Description of Account
Employee Accounts:
- Employee Before-Tax Contributions - Employee After-Tax Designated Roth Contributions - Rollover Contributions	Reflect all before-tax, after-tax Designated Roth, catch-up and rollover contributions, and the income, losses, withdrawals and distributions attributable to such employee contributions.

Company Accounts:
- Matching Contributions - Profit Sharing Contributions - Non-elective Contributions
Reflect a participant's share of Company contributions, profit-sharing contributions of certain merged plans, and an amount equal to a participant's unspent employee credits contributed prior to January 1, 2004 from the Company's separate welfare benefit plans, and the income, losses, withdrawals and distributions attributable to such contributions.

Participant Contributions
Participants may elect to defer as a Before-Tax Contribution or After-Tax Designated Roth Contribution any whole percentage of their compensation from 1% to 50%, subject to the non-discrimination standards of the IRC. A participant's taxable compensation is reduced by the amount of Before-Tax Contributions, and those amounts are contributed to the Plan on the participant's behalf by the Company. A participant's Before-Tax Contributions and Designated Roth Contributions in any one year are also limited to a fixed dollar maximum ($17,500 for 2013 and $17,000 for 2012), as specified by the IRC. The first 6% of compensation contributed to the Plan ("Eligible Participant Contributions") is eligible for employer matching contributions. In July 2002, participants age 50 or older could begin making catch-up contributions if they contributed the maximum elective deferral under the Plan. A participant's catch-up contributions in any one year are limited to a fixed dollar maximum ($5,500 for 2013 and 2012), as specified by the IRC.
Eligible employees hired on or after July 2, 2007 through December 31, 2012 were automatically enrolled in a 2% enrollment contribution that is contributed to the Plan on the participant's behalf as a Before-Tax Contribution, unless and until the participant affirmatively elects otherwise. Such contributions are invested in the Plan's default fund, which is the target retirement fund closest to the participant's estimated retirement year, unless and until the participant elects otherwise. Employees hired on or after January 1, 2013 were not automatically enrolled in the Plan in accordance with the Amendment.

Participants are permitted to direct up to 10% of their new contributions to the Chiquita Common Stock Fund and allocate existing amounts in other investment options, provided that, at no time, may a participant's holdings in the Chiquita Common Stock Fund exceed 50% of his or her total holdings in the Plan.
The Plan also accepts rollover contributions ("Rollovers") from other qualified plans and from certain individual retirement accounts. Rollovers are credited to a participant's Rollover Contributions Account and are treated in a manner similar to Before-Tax Contributions or After-Tax Designated Roth Contributions (consistent with the manner they were treated as in the previous plan) for Plan accounting and federal income tax purposes, but are not eligible for matching contributions by the Company.
Company Contributions
The Company makes a Basic Matching Contribution and may make a Discretionary Matching Contribution, as described below. These contributions are based on Eligible Participant Contributions. The Company's matching contributions are subject to the non-discrimination standards of the IRC.
Basic Matching Contributions: The Basic Matching Contribution (also referred to as the "Safe Harbor Matching Contribution") is 100% of a participant's Before-Tax Contributions and/or After-Tax Designated Roth Contributions up to 6% of compensation in 2013 and 2012, respectively.
Discretionary Matching Contributions: The Company may, at its discretion, make an additional contribution to the account of each participant who is actively employed by the Company on the last day of the Plan year. In 2012, Discretionary Matching Contributions were 50% of the participant's Before-Tax Contributions and/or After-Tax Designated Roth Contributions up to 6% of compensation. Discretionary matching contributions were $0 during 2013, as this matching contribution was suspended. Discretionary match contributions were $2,695,269 for the Plan year ended December 31, 2012.
All Company matching contributions are made in cash. There were no non-elective or profit sharing contributions made for 2013 or 2012.
Under the IRC, a participant's annual Before-Tax Contributions, After-Tax Designated Roth Contributions, employer Matching Contributions and Non-elective Contributions for any calendar year cannot exceed the lesser of a fixed dollar amount ($51,000 for 2013 and $50,000 for 2012) or 100% of the participant's compensation for that calendar year.
Investment Options
The Plan offers a variety of investment options, primarily mutual funds. Subject to the limits on investments in the Chiquita Common Stock Fund described above, participants are permitted to direct their new contributions and allocate prior contributions to any of the Plan's investment options. Participants may change the investment allocation of accumulated account balances daily. A participant's future contribution deferral amount and investment allocation may be changed with each pay period. The Plan Administrator may change any of the investment funds offered to participants at its discretion.
Vesting and Forfeitures
Participants are fully vested in their Employee Accounts and their Non-elective Contributions Accounts. Vesting for the Verdelli participants whose accounts merged with the Plan follows the vesting schedule adopted by the Verdelli Plan. Contributions and related earnings are vested at a rate of 20% each year, starting after two years of service. Any contributions made by Verdelli participants into the Plan on or after January 1, 2009, including related earnings, are vested using the Plan vesting schedule. Vesting service for the Verdelli participants is based on the date of hire with Verdelli.
Basic Matching and Discretionary Contributions made by the Company for periods prior to January 1, 2009 and the related earnings become vested at a rate of 20% for each year of service to the Company. Basic Matching Contributions made by the Company for periods after January 1, 2009 and the related earnings are fully vested at the time the contribution is made. Any Discretionary Matching Contributions made by the Company for periods after January 1, 2009 and the related earnings become vested at a rate of 20% for each year of service to the Company. A participant with less than five years of service becomes fully vested in his or her Matching Contributions Account immediately at age 65 while still actively employed or when employment terminates as a result of retirement, death or disability.
The non-vested portions of a terminating participant's Company Accounts are forfeited upon termination and are used to reduce future Company contributions. There were no cumulative forfeitures available to offset Company contributions at December 31, 2013 and there were $7,051 available at December 31, 2012. During the years ended December 31, 2013 and 2012, forfeitures used to offset Company contributions were $196,240 and $206,395, respectively.
Withdrawals and Distributions
A participant's account may be withdrawn only in limited circumstances, as permitted by the IRC and the Plan.

Upon termination of service, a participant may apply to receive a distribution of the vested portion of his or her account balance in a lump-sum amount or, if the vested portion exceeds $5,000, leave the account balance in the Plan until age 65. If the participant's account is greater than $1,000 and less than $5,000, the participant may elect to receive distribution in a single lump-sum in cash and/or direct rollover. If the participant does not specify an election, the payment will be automatically rolled over to an individual retirement plan designated by the Plan Administrator. If the participant's account is less than $1,000, the participant will receive a lump-sum amount. Distributions consist of cash or shares of Chiquita common stock if invested in the Chiquita Common Stock Fund and cash from all other investment funds, at the participant's election.
Notes Receivable from Participants
The Plan has a loan feature under which active participants may borrow up to 50% of the present value of their vested and nonforfeitable account balance (up to a maximum of $50,000). The loan must bear interest at a rate reasonable at the time of application. The Plan has established a fixed interest rate which is the prime rate plus 1%. Loans are repaid via payroll deduction over a period of not less than one year or more than five years, except for loans used to purchase a primary residence, which are repaid over a period of up to ten years. The participant may prepay the entire outstanding balance of the loan at any time. Upon participant termination, retirement or death, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 60 days after notification is received by the participant. Currently outstanding participant loans have interest rates from 4.25% to 9.25% and various maturity dates through 2023.
Reclassifications
Certain amounts have been reclassified to conform to the current year presentation.
Note 2 – Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. The most significant of these estimates and assumptions relate to fair value measurements of the Plan investments. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.
Valuation of Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.
The Plan presents in its Statement of Changes in Net Assets Available for Benefits the net appreciation in fair value of investments which consists of realized gains and losses as well as the unrealized appreciation or depreciation on these investments.
Securities Transactions
Purchases and sales of investments are recorded on a trade date basis.
Dividend and Interest Income
Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Distributions to Participants
Distributions to participants are reported when paid.
Administrative Expenses
While it has no obligation to do so, the Company has provided certain administrative services to the Plan for no compensation and has paid professional fees for the benefit of the Plan. Certain expenses of the Plan are netted against investment income.

Note 3 – Investments
The following investments, at fair value, represent 5% or more of the Plan's net assets available for benefits:

		December 31,
		2013	2012
*	Wells Fargo Cash Investment Money Market	$31,967,173	$33,639,279
*	Wells Fargo Advantage Growth	13,920,857	11,625,968
*	Wells Fargo S&P 500 Index	13,294,394	10,542,953
	Dodge & Cox Stock Fund	10,678,737	8,364,923
* Denotes party-in-interest
During 2013 and 2012, the Plan's investment balances (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2013	2012
Mutual funds	$19,828,992	$11,252,424
Common collective trust (Wells Fargo/BlackRock S&P 500 Index)	3,309,404	1,678,389
Chiquita Brands International, Inc. common stock	454,186	91,615
	$23,592,582	$13,022,428
Note 4 – Fair Value Measurements
Fair value is the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability. Accounting standards prioritize the use of observable inputs in measuring fair value. The level of a fair value measurement is determined entirely by the lowest level input that is significant to the measurement. The three levels are (from highest to lowest):

Level 1 –	observable prices in active markets for identical assets and liabilities;
Level 2 –
observable inputs other than quoted market prices in active markets for identical assets and liabilities, which include quoted prices for similar assets or liabilities in an active market and market-corroborated inputs; and

Level 3 –	unobservable inputs.
A description of the valuation methodologies used for assets measured at fair value is as follows:
Mutual funds: Mutual funds held by the Plan are publicly traded in active markets and are valued using the closing price of shares held by the Plan at December 31, 2013 and 2012.
Common collective trust fund: Common collective trust fund values are determined by reference to the funds' underlying assets, which are principally marketable equity securities at December 31, 2013 and 2012.
Chiquita Common Stock Fund (Managed Fund): The Chiquita Common Stock Fund holds the Company's common stock and a small amount of cash equivalents and is valued at the unit value, which is principally determined by the closing price of the Company's common stock on the New York Stock Exchange at December 31, 2013 and 2012.
The Plan adopted the amended fair value measurements and disclosures guidance as it relates to investments in entities calculating Net Asset Value ("NAV") or an equivalent measure of fair value. As a practical expedient, the amendments permit, but do not require, the Plan to measure the fair value of certain investments based on the investee's NAV or its equivalent. Investments valued using NAV as a practical expedient as of December 31, 2013 and 2012 consisted of the Wells Fargo / BlackRock S&P 500 Index ("WFSP"). The WFSP invests in 500 of the largest U.S. companies, which span many different industries and account for about three-fourths of the U.S. stock market's value. The key risk for the fund is the volatility that comes with its full exposure to the stock market. The NAV of the WFSP is determined using the market value or fair value, if market data is unavailable, of the underlying investments. The WFSP allows for daily liquidity with no additional days notice required for redemption for participant directed transactions.  The fair value of the fund at December 31, 2013 and 2012 was $13,294,394 and $10,542,953, respectively. Based upon information provided by the trustee, the account is fully liquid and events limiting the account's ability to transact at NAV are not probable.

There have been no changes in the methodologies used at December 31, 2013 and 2012. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan carried the following assets at fair value:

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
December 31, 2013:
Money market funds	$32,022,015	$32,022,015	$—	$—
Mutual funds – value	17,645,327	17,645,327	—	—
Mutual funds – fixed income	16,301,454	16,301,454	—	—
Mutual funds – growth	30,221,230	30,221,230	—	—
Mutual funds – foreign	9,113,976	9,113,976	—	—
Mutual funds – target retirement	37,587,503	37,587,503	—	—
Common collective trust - equity	13,294,394	—	13,294,394	—
Chiquita common stock	1,364,957	1,364,957	—	—
	$157,550,856	$144,256,462	$13,294,394	$—
December 31, 2012:
Money market funds	$33,687,277	$33,687,277	$—	$—
Mutual funds – value	18,827,070	18,827,070	—	—
Mutual funds – fixed income	15,708,245	15,708,245	—	—
Mutual funds – growth	23,757,142	23,757,142	—	—
Mutual funds – foreign	8,634,737	8,634,737	—	—
Mutual funds – target retirement	30,527,634	30,527,634	—	—
Common collective trust - equity	10,542,953	—	10,542,953	—
Chiquita common stock	1,033,296	1,033,296	—	—
	$142,718,354	$132,175,401	$10,542,953	$—
No transfers between levels 1 and 2 for December 31, 2013 and 2012.
Note 5 – Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 6 – Related Party Transactions
The Plan has invested in the Chiquita Common Stock Fund, which primarily invests in shares of the Company's common stock. As of December 31, 2013 and 2012, the Plan's interest in the Chiquita Common Stock Fund represented 116,663 and 125,248 shares of the Company's common stock fund with fair market values of $1,364,957 and $1,033,296, respectively. During the year ended December 31, 2013, the Plan sold 26,347 shares for $272,481 and purchased 17,762 shares for $147,846 of Chiquita common stock.
Certain Plan investments are shares of registered investment companies managed by Wells Fargo. Wells Fargo is the Trustee and recordkeeper of the Plan. These transactions qualify as party-in-interest transactions. Loans to Plan participants also qualify as party-in-interest transactions.

Note 7 – Tax Status
The Plan obtained its latest determination letter on September 18, 2013 in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.  Therefore, no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
Note 8 – Financial Statements versus Form 5500 Filing Difference
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
Net assets available for benefits per the financial statements	$162,576,660	$147,826,915
Deemed distributions	(77,776)	(15,293)
Net assets available for benefits per the Form 5500	$162,498,884	$147,811,622
The following is a reconciliation of deemed distributions per the financial statements to the Form 5500 as of December 31, 2013:

Total deemed distributions per financial statements	$—
Deemed distributions associated with defaulted participant loans	(62,483)
Total deemed distributions per Form 5500	$(62,483)

Chiquita Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
EIN No. 04-1923360, Plan No. 003

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value			Cost	Current Value
*	Wells Fargo Cash Investment Money Market	Money Market Fund	31,967,173	shares	**	$31,967,173
*	Wells Fargo Advantage Growth	Mutual Fund	249,701	shares	**	13,920,857
*	Wells Fargo/BlackRock S&P 500 Index Fund	Common Collective Trust	191,111	units	**	13,294,394
	Dodge & Cox Stock Fund	Mutual Fund	63,236	shares	**	10,678,737
	American Funds Euro Pacific Growth	Mutual Fund	161,705	shares	**	7,928,391
*	Wells Fargo Advantage Small Cap Value	Mutual Fund	207,092	shares	**	6,966,590
	Vanguard Target Retirement 2025	Mutual Fund	441,869	shares	**	6,959,444
	T. Rowe Price Mid Cap Growth	Mutual Fund	89,056	shares	**	6,481,495
	Vanguard Target Retirement 2035	Mutual Fund	357,638	shares	**	6,072,690
	Vanguard Target Retirement 2040	Mutual Fund	200,845	shares	**	5,687,943
	American Growth Fund	Mutual Fund	130,166	shares	**	5,598,439
	Vanguard Target Retirement 2030	Mutual Fund	181,016	shares	**	5,003,284
	Vanguard Selected Value	Mutual Fund	173,685	shares	**	4,897,929
	Dodge & Cox Income Fund	Mutual Fund	326,301	shares	**	4,414,853
	Hartford Small Company HLS	Mutual Fund	159,684	shares	**	4,220,439
	Vanguard Target Retirement 2045	Mutual Fund	212,503	shares	**	3,774,056
*	Wells Fargo Advantage Government Securities	Mutual Fund	331,465	shares	**	3,566,564
	Vanguard Target Retirement 2020	Mutual Fund	116,376	shares	**	3,154,948
	Vanguard Target Retirement 2050	Mutual Fund	104,748	shares	**	2,952,845
	Vanguard Target Retirement 2015	Mutual Fund	186,810	shares	**	2,759,179
	Pimco High Yield Fund	Mutual Fund	269,431	shares	**	2,589,228
*	Chiquita Brands International, Inc. Common Stock	Common Stock	116,663	shares	**	1,364,957
*	Wells Fargo Advantage	Money Market Fund	54,842	units	**	54,842
	Lazard Emerging Markets Equity Intsl	Mutual Fund	63,502	shares	**	1,185,585
	Pimco Real Return Fund	Mutual Fund	75,923	shares	**	832,880
	Vanguard Target Retirement 2010	Mutual Fund	20,640	shares	**	528,379
	Vanguard Target Retirement 2055	Mutual Fund	15,821	shares	**	480,177
	Vanguard Target Retirement Income Fund	Mutual Fund	17,165	shares	**	214,558
*	Notes Receivable from Participants	Participant Loans	Interest rates range from 4.25% to 9.25%; maturities at various dates through 2023			4,946,262
						$162,497,118

*	Denotes party-in-interest.

**	Cost information is not required for participant-directed investments.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
CHIQUITA SAVINGS AND INVESTMENT PLAN

Date: June 27, 2014	By:	/s/ Kevin R. Holland
Kevin R. Holland
Executive Vice President and Chief People Officer
Chairman, Employee Benefits Committee